UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.
411 Fountain Lakes Boulevard
St. Charles, Missouri  63301

REQUIRED INFORMATION

(a)
Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as required by Form 11-K, together with the reports thereon of PricewaterhouseCoopers LLP, independent auditors, dated June 29, 2010 and BKD, LLP, independent auditors, dated June 26, 2009.

(b)	Exhibits:

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of BKD, LLP.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits (modified cash basis) and the related statement of changes in net assets available for benefits (modified cash basis) present fairly, in all material respects, the net assets available for benefits of the LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust (the “Plan”) at December 31, 2009 and the changes in net assets available for benefits for the year then ended on the basis of accounting described in Note 2.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 29, 2010

Report of Independent Registered Public Accounting Firm

Administrative Committee
LMI Aerospace. Inc. Profit-Sharing and
Savings Plan and Trust
St. Charles, Missouri

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of LMI Aerospace. Inc. Profit-Sharing and Savings Plan and Trust as of December 31 2008, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2008, and the changes in its net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

/s/ BKD, LLP

St. Louis, Missouri
June 26, 2009

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Investments, at fair value
Mutual Funds
Vanguard Target Retirement 2025 Fund *	$5,604,699	$–
Vanguard Target Retirement 2020 Fund *	5,047,035	–
Vanguard Target Retirement 2030 Fund *	4,590,344	–
Vanguard Target Retirement 2035 Fund *	3,006,775	–
Vanguard Target Retirement 2015 Fund *	2,974,525	–
Nationwide Best of America Indexed Fixed Fund *	–	2,314,720
American Funds Capital World Growth and Income Fund *	–	1,481,035
American Funds Growth Fund of America Fund *	–	1,208,759
Other	11,307,635	10,214,544
Other Investments
LMI Aerospace, Inc. Common Stock *	6,747,609	5,746,792
Morley Stable Value Fund *	3,766,590	–
Other	1,478,098	1,391,250

Net assets available for benefits at fair value	44,523,310	22,357,100
Adjustment from fair value to contract value for fully
benefit responsive investment contracts	(17,620)	–

Net assets available for benefits	$44,505,690	$22,357,100

* Represent 5 percent or more of the plan’s net assets.

See Notes to Financial Statements

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Statements of Changes in Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments
Mutual Funds	$2,210,670	$(6,981,186)
LMI Aerospace, Inc. Common Stock	991,518	(6,029,319)
Other Investments	36,174	–
Interest and dividends	662,141	127,794

Net investment income (loss)	3,900,503	(12,882,711)

Contributions
Employer	493,653	436,075
Participants	1,947,236	2,390,847
Rollovers	207,555	5,239
	2,648,444	2,832,161

Assets Transferred in Related to Plan Merger	17,631,846	–

Total additions (net loss)	24,180,793	(10,050,550)

Deductions
Benefits paid to participants	1,970,041	1,230,303
Administrative expenses	62,162	54,682

Total deductions	2,032,203	1,284,985

Net Increase (Decrease)	22,148,590	(11,335,535)

Net Assets Available for Benefits, Beginning of Year	22,357,100	33,692,635

Net Assets Available for Benefits, End of Year	$44,505,690	$22,357,100

See Notes to Financial Statements

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008

Note 1:	Description of the Plan

The following description of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust (“Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its employees who have at least 1,000 hours of service and one year of continuous employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan was revised on February 2, 2009 and permits eligible employees through a salary deferral election to contribute up to the maximum allowed by the Internal Revenue Code.  Prior to this revision the Plan permitted eligible employees through a salary deferral election to make annual contributions up to 60% of eligible compensation.  Employee rollover contributions are also permitted. The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors.  For the years ended December 31, 2009 and 2008, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer matching contribution of $1,000.  There were no discretionary contributions made by the Company for the years ended December 31, 2009 and 2008. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various mutual funds, common/collective trusts and the common stock of the Company.  Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008

Vesting

Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon.  Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is fully vested after six years of continuous service.  The nonvested balance is forfeited upon termination of service.  Forfeitures are used to reduce Company contributions.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint-and-survivor annuity.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The minimum amount of a new loan shall be $1,000.  The maximum amount of a participant’s loan is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full.  Interest on the loans is based on prevailing rates when the loan is originated as determined by the Plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  Consequently, contributions and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in the Morley Stable Value Fund, a collective investment trust which is operated and maintained by Morley Financial Service, Inc.  The Statement of Net Assets Available for Benefits presents the fair value of the investments in the Morley Stable Value Fund as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Valuation of Investments and Income Recognition

All investments are carried at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.

Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.  Mutual funds are valued at the net asset value (NAV) of shares or units held by the Plan at year end.  Participant loans are valued at amortized cost, which approximates fair value.  The fair value of participation units held in the stable value income fund is based on the NAV reported by the fund manager as of the financial statement dates.

The stable value fund intends to hold only assets whose fair market value is the contract value of the investment.  Redemption is generally permitted daily.  Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the stable value fund are generally permitted without restriction.  Were the Plan to initiate a full redemption of the stable value fund, a twelve-month advance written notice is required.  The redemption price is based upon the closing value per the unit of the fund, which is determined daily following the close of regular trading on the New York Stock Exchange.

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008

Plan Tax Status

The Plan obtained its latest determination letter on February 8, 2009, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3:	Fair Value of Plan Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value hierarchy requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  There are three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

At December 31, 2009 and 2008, Plan investments in mutual funds and LMI Aerospace, Inc. common stock were valued using Level 1 inputs as quoted prices which were available in active markets.  Plan investments in a collective investment trust are valued using the Net Asset Value (“NAV”), provided by the funds’ administrator, based on fair value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.  Plan investments also consisted of participant loans, which were valued using Level 3 inputs, specifically, amortized cost that approximated fair value, as follows:

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008

	2009	2008
Level 1	$39,279,249	$20,965,850
Level 2	3,766,590	–
Level 3	1,477,471	1,391,250
	$44,523,310	$22,357,100

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Participant Loans

Balance at January 1, 2008	$1,156,149

New loans/distributions	838,516
Loan payments	(603,415)

Balance at December 31, 2008	1,391,250

New loans/distributions	607,576
Loan payments	(521,355)

Balance at December 31, 2009	$1,477,471

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.  During 2009 and 2008, the Plan had party-in-interest transactions with LMI Aerospace, Inc. and various services providers of administrative, trust and recordkeeping services as follows:

Active participants can purchase LMI Aerospace, Inc. common stock from their existing account balances. During 2009, participants purchased $759,782 and sold $680,654.  During 2008, participants purchased $1,451,794 and sold $138,830.

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008

Prior to the change in service providers on February 2, 2009, Nationwide managed certain plan investment in mutual funds; therefore the transactions qualified as parties-in-interest as defined by ERISA. At the end of 2009 and 2008, the Plan held mutual funds managed by this former party in interest with fair values of $0 and $3,950,607, respectively.

The Plan incurs expenses related to general administration and recordkeeping.  The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 5:	Change in Trustee

Effective February 2, 2009, Nationwide Trust Company, FSB was terminated as Plan Custodian and Charles Schwab Trust Company was named as the successor trustee.

Note 6:	Assets Transferred from Another Plan

Effective December 28, 2009, certain accounts and assets of the D3 Technologies, Inc. 401(k)   Profit Sharing Plan were transferred to the Plan. Charles Schwab Trust Company was also the trustee of these assets.  The market values of the assets transferred into the Plan totaled $17,631,846.

Note 7:	Risks and Uncertainties

The Plan participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 8:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, respectively to Form 5500:

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008

	2009	2008
Net assets available for benefits per the financial statements	$44,505,690	$22,357,100
Contributions received subsequent to year end	786,031	493,653
Investment income received subsequent to year end	3,739	–
Adjustment from contract value to fair value for fully
benefit responsive investment contracts	17,620	–
Net assets available for benefits per Form 5500	$45,313,080	$22,850,753

The following is a reconciliation of contributions to the Plan per the financial statements for the years ended December 31, 2009 and 2008, respectively to Form 5500:

	2009	2008
Contributions per the financial statement	$2,648,444	$2,832,161
Less: Prior year contribution receivable	(493,653)	(440,339)
Plus: Current year contribution receivable	786,031	493,653
Contributions per Form 5500	$2,940,822	$2,885,475

Net investment income(loss) per the financial statement	$3,900,503	$(12,882,711)
Plus: Investment income receivable	3,739	–
Adjustment from contract value to fair value for
fully benefit responsive investment contracts	17,620	–
Other	37	–
Net investment income(loss) per Form 5500	$3,921,899	$(12,882,711)

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust
Notes to Financial Statements
December 31, 2009 and 2008

Supplemental Schedule

LMI Aerospace, Inc. Profit-Sharing
And Savings Plan and Trust
EIN 43-1309065 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

Investment Type and Issuer	Current Value
Mutual Funds
AIM Real Estate Fund	$61,656
Allianz RCM Technology Instl	42,004
Davis Financial Fund Class Y	10,419
Dimensional Fund Advisors Emerging Markets	827,807
Dimensional Fund Advisors International Small Company Portfolio	201,484
Dimensional Fund Advisors U.S. Small Cap Value Portfolio	293,276
MFS Utilities Fund Class A	86,560
T Rowe Price Health Sciences Fund	116,249
Vanguard Energy Fund Investor Shares	494,810
Vanguard 500 Index Fund Investor Shares	759,337
Vanguard Growth Index Fund Investor Shares	388,115
Vanguard Inflation-Protected Securities Fund Investor Shares	280,222
Vanguard Mid-Cap Value Index Fund Investor Shares	47,548
Vanguard Mid-Cap Growth Index Fund Investor Shares	172,890
Vanguard Mid-Cap Index Fund Investor Shares	298,999
Vanguard Short-Term Bond Index Fund Investor Shares	714,418
Vanguard Small-Cap Index Fund Investor Shares	282,829
Vanguard Small-Cap Growth Index Fund	313,468
Vanguard Target Retirement 2010 Fund	1,249,869
Vanguard Target Retirement 2015 Fund	2,974,525
Vanguard Target Retirement 2020 Fund	5,047,035
Vanguard Target Retirement 2025 Fund	5,604,699
Vanguard Target Retirement 2030 Fund	4,590,344
Vanguard Target Retirement 2035 Fund	3,006,775
Vanguard Target Retirement 2040 Fund	1,254,848
Vanguard Target Retirement 2045 Fund	1,157,329
Vanguard Target Retirement 2050 Fund	366,035
Vanguard Target Retirement Income Fund	444,480
Vanguard Total International Stock Index Fund	224,848
Vanguard Value Index Fund Investor Shares	229,270
Vanguard Total Bond Market Index Fund Investor Shares	988,865

Collective Investment Trust
Morley Stable Value Fund	3,766,590
Money Market Funds
*Schwab Retirement Advtg Money Fund	627
*LMI Aerospace, Inc. Common Stock	6,747,609
*Participant Loans, 3.75% - 8.75%	1,477,471

$44,523,310
*Represents a party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT-SHARING AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: June 29, 2010	By:	/s/ Lawrence E. Dickinson
Lawrence E. Dickinson
Secretary and Vice President – Chief Financial Officer